Filed by Jones Lang LaSalle Incorporated
(SEC File No. 001-13145) pursuant to Rule 425
under the Securities Act of 1933, as amended.
Subject Company: HFF, Inc.
(SEC File No. 001-33280)
The following is a transcript of a video presentation first made available to employees of Jones Lang LaSalle Incorporated ("JLL"), as well as posted on the JLL website and on various social media sites by JLL, on March 19, 2019.
JLL / HFF Inc. ("HFF"): JLL Global CEO Christian Ulbrich Video Script

1.	What are you announcing today?

•	Today, we are pleased to announce that we are acquiring HFF, a leading provider of commercial real estate services with a focus on capital markets.

•	Many of you will be familiar with this organization, which is so widely admired within our industry.

•	The proposed combination is an exciting step in delivering on our long-term goals.

•	It will allow us to accelerate the growth of our Capital Markets presence in the U.S. and globally and create enhanced capabilities for our clients and an even stronger talent platform.

2.	How will the transaction benefit clients?

•	This announcement is great news for clients.

•	Our Capital Markets services, both in the U.S. and globally, will leap frog.

•	Specifically, HFF clients will now get access to our global platform and our wide range of real estate services.

3.	Why HFF?

•	HFF fits perfectly within our existing business.

•
We have always admired HFF for their expertise and leading reputation in the industry - especially in the U.S. They are well known for their decades-long relationships with clients and their talented leadership team.

•	Importantly, our two organizations are a strong cultural fit. Our companies share a culture of teamwork, ethics and excellence - and putting the client at the center of everything we do.

•	We share a vision for future success, and we truly embrace the idea of partnership.

•	That’s why I couldn’t be more delighted about the proposed combination.

4.	How will the transaction benefit employees?

•	This is an exciting step for both organizations. It enhances our growth prospects and creates an even more dynamic environment for talent development.

•
We are very proud of the work that has been done to get us to this milestone. We are able to take this step because of the strong financial position of our company. And that’s because of the dedication and excellence of our employees.

5.	How will the transaction benefit shareholders?

•	We are very confident that this acquisition will create significant value for shareholders of both companies.

•	We expect it to be accretive to JLL’s adjusted earnings per share in the first full financial year and generate strong pro forma cash flow, allowing for consistent and timely deleveraging.

•	And because of the way the transaction is structured, HFF shareholders will be able to receive immediate value but also share in the significant ongoing upside that we see this combination delivering.

•	We clearly think this is a great proposal for shareholders of both companies.

6.	Why now? And what has been the path that has led you to this decision?

•	As you know, two years ago, we unveiled Beyond, our strategic vision to drive long-term sustainable and profitable growth for JLL globally.

•	Growing Capital Markets has always been a key element of our strategy, with a particular focus on the U.S.

•	In looking at opportunities to grow Capital Markets, we have been clear that any target would need to closely align with our culture and strategic vision.

•	I’m confident that the combination with HFF meets these criteria and is the best opportunity for us.

7.	What are the things you’re most excited about HFF bringing to JLL?

•	One of the most compelling parts of this combination is the fantastic platform it will create for attracting, developing and retaining the best talent.

•
You will all understand that I’m absolutely delighted that Mark Gibson, CEO of HFF, will be joining us. Mark and I have built a really great relationship. In the time we spent together, we came to understand that we clearly share the same values and focus on putting our clients and employees first.

•	Mark and his leadership team have a superb track record. Combining our teams will create a position of true industry leadership.
IMPORTANT INFORMATION
Cautionary Statement Regarding Forward-Looking Statements
This communication contains certain statements regarding intentions, beliefs and expectations or predictions for the future of JLL and HFF, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements with respect to the anticipated effects of the proposed transaction, expectations with respect to synergies, the proposed transaction's anticipated benefits to stockholders, the anticipated timing of the closing of the proposed transaction and plans with respect to the leadership of the combined company following the closing of the proposed transaction. Words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "seeks," "projects" or words of similar meaning, or future or conditional verbs, such as "will," "should," "would," "could," "may" or variations of such words and similar expressions are intended to identify such forward-looking statements, which are not statements of historical fact or guarantees or assurances of future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.
Actual results could differ materially from those projected or forecast in the forward-looking statements. The factors that could cause actual results to differ materially include, without limitation, the following risks, uncertainties or assumptions: the satisfaction of the conditions precedent to the consummation of the proposed transaction, including, without limitation, the receipt of HFF stockholder and regulatory approvals on the terms desired or anticipated; unanticipated difficulties or expenditures relating to the proposed transaction, including, without limitation, difficulties that result in the failure to realize expected synergies, efficiencies and cost savings from the proposed transaction within the expected time period (if at all); potential difficulties in JLL's and HFF's ability to retain employees as a result of the announcement and pendency of the proposed transaction; JLL's ability to obtain and maintain an investment grade credit rating and obtain financing on the anticipated terms and schedule; risks relating to the value of JLL's shares to be issued in the transaction; disruptions of JLL's and HFF's current plans, operations and relationships with customers caused by the announcement and pendency of the proposed transaction; legal proceedings that may be instituted against JLL and HFF following announcement of the proposed transaction; and other factors described in JLL's annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the Securities and Exchange Commission ("SEC") on February 26, 2019, HFF's annual report for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, and other filings made by JLL and HFF from time to time with the SEC. The factors described in such SEC filings include, without limitation: the effect of political, economic and market conditions and geopolitical events; the logistical and other challenges inherent in operating in numerous different countries; the actions and initiatives of current and potential competitors; the level and volatility of real estate prices, interest rates, currency values and other market indices; the outcome of pending litigation; and the impact of current, pending and future legislation and regulation.
Neither JLL nor HFF undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.
Additional Information Regarding the Transaction and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication is being made in respect of the proposed merger transaction involving JLL and HFF, among other things. The proposed merger transaction will be submitted to the stockholders of HFF for their consideration. In connection therewith, the parties intend to file relevant materials with the SEC, including a definitive proxy statement/prospectus, which will be mailed to the stockholders of HFF. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, AS APPLICABLE, INVESTORS AND SECURITYHOLDERS OF JLL AND/OR HFF ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATIONABOUT THE PROPOSED MERGER TRANSACTION. Investors and securityholders may obtain free copies of the definitive proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of JLL and HFF, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by JLL will be available free of charge under the “Investor Relations” section of JLL’s website located at http://www.ir.jll.com or by contacting JLL’s Investor Relations Department at (312) 252-8943 or JLLInvestorRelations@JLL.com. Copies of the documents filed with the SEC by HFF will be available free of charge under the "Investor Relations" section of HFF's website located at http://www.hfflp.com or by contacting HFF's Investor Relations Department at (7138) 852-3500 or InvestorRelations@hfflp.com.
Participants in the Solicitation
JLL and HFF and their respective directors and executive officers, certain other members of their respective management and certain of their respective employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transaction. Information about the directors and executive officers of HFF is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 28, 2018, and its annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, each of which can be obtained free of charge from the sources indicated above. Information about the directors and executive officers of JLL is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 19, 2018, and its annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 26, 2019, each of which can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.